EXHIBIT 3(d)
AMENDMENT NO. 2 TO DISTRIBUTION AGREEMENT
     The Distribution Agreement dated as of September 1, 1995 (“Agreement”) by and between INDIANAPOLIS LIFE INSURANCE COMPANY (“ILICo”)(as successor to IL Annuity and Insurance Company) and IL Securities, Inc. (predecessor of Aviva Securities, LLC) (“Aviva Securities”) is hereby further amended effective as of October 25, 2007:
     Whereas, the Agreement was amended by Amendment No. 1 to Distribution Agreement effective as of June 30, 2003 to substitute ILICo for IL Annuity and Insurance Company as a result of the merger of IL Annuity and Insurance Company into ILICo effective on June 30, 2003;
     Whereas, IL Securities, Inc. converted effective April 21, 2006 from a business corporation organized under the laws of the State of Indiana to a limited liability company under the laws of the State of Indiana with the name changed to IL Securities, LLC;
     Whereas, IL Securities, LLC changed its name to Aviva Securities, LLC effective April 25, 2007; and
     Whereas, ILICo and Aviva Securities desire to further amend the Agreement to provide for certain duties of Aviva Securities under its Anti-Money Laundering (AML) Program (“AML Program”) required as a result of Aviva Securities serving as distributor and principal underwriter of ILICo’s closed block of variable annuities to be performed by ILICo with review and oversight by IL Securities;
     Now, therefore, the Agreement as previously amended is hereby further amended by ILICo and Aviva Securities as follows:
(1)	All references in the Agreement to IL Securities, Inc. are hereby changed to “Aviva Securities, LLC” to reflect the change in name and organizational status of Distributor.

(2)	The following Section 7A is hereby added to the Agreement as previously amended:
“7A.	Anti-Money Laundering

a.	Insurer shall be responsible for performing all of the activities required to fulfill the obligations and duties of Distributor under the following Paragraphs of Distributor’s AML Program (a copy of which is attached hereto as Exhibit A) with respect to ILICo’s variable insurance products issued to the public under the Agreement:
(i)	Paragraph 4. Giving Information to Federal Law Enforcement Agencies and Other Financial Institutions

(ii)	Paragraph 5. Checking the Office of Foreign Assets Control (“OFAC”) List

(iii)	Paragraph 9. Monitoring Accounts for Suspicious Activity

(iv)	Paragraph 10. Suspicious Transactions and BSA Reporting

(v)	Paragraph 11. AML Record Keeping
b.	Insurer shall provide timely reports to Distributor on the results of the performance of the activities to be performed by Insurer under Section 7A(a) of the Agreement and provide for appropriate access to and review by Distributor and by any authorized regulatory authority or agency of these activities and the related records of Insurer and Distributor.

c.	Distributor agrees that Insurer may further delegate the performance of the activities to be performed by Insurer under Section 7A(a) of the Agreement to its third party administrator, Ameritas Life Insurance Corp. Any such delegation will provide that the third party administrator comply with the provisions of Section 7(A)(b) of the Agreement.”
IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Agreement to be duly executed by its authorized officers as of the effective date set out above.

AVIVA SECURITIES, LLC		INDIANAPOLIS LIFE INSURANCE COMPANY

By:	/s/ Kevin J. Wagoner	By:	/s/ Brenda J. Cushing
Title:	Treasurer	Title:	Vice President

By:	/s/ Mathew G. Haney	By:	/s/ Leif Gustafson

Title:	Secretary	Title:	Assistant Secretary

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